Exhibit 99.1

For Immediate Release

Novadaq PINPOINT Studies Published in JACS and Annals of Surgery

Pillar II Study and Esophagectomy Trial Results Now Available

Toronto, Ontario – October 2, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that final results from the PILLAR™II study, Perfusion Assessment in Laparoscopic Left Anterior Resection, were published ahead of print online by the Journal of the American College of Surgeons (“JACS”), the official scientific publication of the American College of Surgeons. In addition, results of a trial conducted in patients undergoing esophagectomy with a gastric pull up reconstruction conducted at the University of Southern California, was published ahead of print online by the Annals of Surgery (“Annals”).

The JACS publication entitled, “Perfusion Assessment in Laparoscopic Left Sided/Anterior Resection (PILLAR) II: A Multi-Institutional Study,” is now available online at:

http://authors.elsevier.com/sd/article/S1072751514017062.

The Annals publication entitled, “Intraoperative Assessment of Perfusion of the Gastric Graft and Correlation with Anastomotic Leaks after Esophagectomy,” is available online at:

http://journals.lww.com/annalsofsurgery/Abstract/publishahead/Intraoperative_Assessment_of_Perfusion_of_the.97739.aspx.

PILLAR II was a multi-center, prospective study of patients undergoing left sided colectomy and anterior resection (“LCAR”) during which intra-operative PINPOINT® endoscopic fluorescence imaging was performed. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of LCAR in 139 patients at 11 centers across the United States.

The study demonstrated an anastomotic leak rate of 1.4% in patients who underwent LCAR with PINPOINT imaging. This was significantly lower than the historic rates of up to 16% reported in the literature. In addition, 11 patients (8%) benefited from a change in surgical plan, leading to a 0% anatomic leak rate among those patients.

Colon resection, or colectomy, is indicated for colon cancer, diverticulitis, and certain inflammatory and other bowel diseases and has been traditionally performed by means of a standard abdominal incision. The use of minimally invasive techniques in colorectal surgery is growing and it is estimated that approximately 40% of the 300,000 colectomies performed in the United States annually are laparoscopic. Perfusion to tissue can be compromised during colorectal surgery and, if undetected and not addressed at the time of surgery, can lead to serious and costly post-operative complications, including anastomotic leaks.

Dr. Michael Stamos, Professor and Chair of the Department of Surgery at the University of California, Irvine, and PILLAR II principal investigator and senior author of the JACS paper, stated, “Anastomotic leak following colorectal resection increases morbidity, mortality and, in cancer cases, recurrence rates. As inadequate perfusion may contribute to higher leak rates, it is important that surgeons are able to accurately assess the quality of tissue perfusion at the anastomotic site. This simply cannot be done using traditional laparoscopes. These clinical results clearly demonstrate that PINPOINT is a safe and effective tool, the use of which may decrease the rates of anastomotic leak and thereby improve patient outcomes and lower the cost of care.”

Additionally, in a study of 150 consecutive patients undergoing esophagectomy with planned gastric pull up reconstruction, DeMeester et al., reported that esophogastric anastomosis was performed in 144 patients. Of those, anastomotic leak was found in 24 patients (16.7%) and was significantly less likely to occur when the anastomosis was placed in an area of good perfusion compared to less robust perfusion as demonstrated by SPY imaging (2% versus 45% <0.0001). The authors concluded by multivariate analysis that less robust perfusion at the site of the anastomosis was the only significant factor associated with a leak and that the use of SPY fluorescence may contribute to reduced anastomotic morbidity.

“Anastomotic leaks are a major source of morbidity after esophagectomy with gastric pull-up. In large part, leaks occur as a consequence of poor perfusion in the gastric graft”, said Dr. Steven DeMeester, Professor of Surgery and Clinical Scholar at the University of Southern California, Keck School of Medicine in Los Angeles, CA. “There is little wiggle room when working with a gastric graft due to the limited amount of tissue a surgeon has available to perform the reconstruction. SPY fluorescence perfusion assessment during this extremely complex surgery reliably correlated with the likelihood of an anastomotic leak and confirmed the critical relationship between adequate perfusion and anastomotic healing.”

Dr. DeMeester concluded, “Knowing the quality of perfusion in the graft is critical to predicting outcomes and as such the use of fluorescence imaging during esophagectomy and gastric pull up reconstruction is our standard of care. Intra-operative assessment of graft perfusion allows the surgeon to make real-time decisions and alter strategy or anastomotic placement to maximize the likelihood of a successful outcome and minimize the morbidity associated with anastomotic complications.”

A randomized, controlled, parallel multi-center study, named PILLAR™ III, is planned to further evaluate the use of PINPOINT endoscopic fluorescence imaging in lower anterior resection. The study is expected to enroll up to 800 patients in 15 to 20 U.S. centers with an interim analysis at 400 patients. PILLAR III’s primary endpoint will be an improvement in postoperative anastomotic leak rate in low anterior resection procedures using PINPOINT imaging as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone. Enrollment in PILLAR III is expected to commence in the fourth quarter of 2014. Details of the trial can be viewed at the website

www.clinicaltrials.gov.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

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For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com